                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )


                       Lexmark International Group, Inc.
       ________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
       ________________________________________________________________
                        (Title of Class of Securities)


                                   529771107
                         _____________________________
                                (CUSIP Number)


                               Page 1 of 8 Pages

-----------------------                                  ---------------------
  CUSIP NO. 529771107                   13G                Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Plaza Group Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            ----

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             ----

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,738,941 shares
      (see Item 4(a) FN.1).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 Pages

-----------------------                                  ---------------------
  CUSIP NO. 529771107                   13G                Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Motors Investment Management Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,738,941 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             6,738,941 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,738,941 shares
      (see Item 4(a) FN.1).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 8 Pages

                                 SCHEDULE 13G
                                 ------------
                               (Amendment No. 1)


Item 1(a) Name of Issuer:

                  Lexmark International Group, Inc.

       1(b)    Address of Issuer's Principal Executive Offices:

                  One Lexmark Centre Drive
                  Lexington, Kentucky  40550

Item 2(a) Name of Person Filing:

               This Statement is filed on behalf of:

                  (1)  First Plaza Group Trust ("First Plaza"); and

                  (2)  General Motors Investment Management Corporation
                       ("GMIMCo")

               First Plaza and GMIMCo are referred to herein collectively as the "Reporting Persons". A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.


       2(b)    Address of Principal Business Office or, if none,
               Residence:

                  (1)  c/o Mellon Bank, N.A.
                       One Mellon Bank Center
                       Pittsburgh, Pennsylvania  15258

                  (2)  767 Fifth Avenue
                       New York, New York  10153

      2(c)  Citizenship:

                  (1)  New York

                  (2)  Delaware

       2(d)    Title of Class of Securities:

                  Class A Common Stock

       2(e)    CUSIP Number:

                  529771107


                              Page 4 of 8 Pages

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                    The Reporting Persons are not filing in any of the capacities listed in Item 3; rather, the Reporting Persons are filing pursuant to Rule 13d-1(c).

Item 4(a) Amount beneficially owned:

                  (1)  By First Plaza:  6,738,941 shares

                  (2)  By GMIMCo:  6,738,941 shares/1/

                  FN 1. First Plaza is a group trust formed pursuant to the laws of the State of New York and the United States of America under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries (the "Plans") and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as First Plaza's investment manager with respect to these shares and in that capacity it has the sole power to direct Mellon Bank, N.A., as the Trustee for First Plaza (the "Trustee"), as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

       4(b)    Percent of Class/2/:

                  (1)  9.6%

                  (2)  9.6%/1/

                  FN 2. The percentage of issued and outstanding shares of Class A Common Stock of the Issuer held by the Reporting Person has been calculated on the basis of 70,213,603 shares of Class A Common Stock issued and outstanding (excluding treasury shares) at December 31, 1996.

    4(c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:/3/

                    (1)  By First Plaza:  ----

                    (2)  By GMIMCo: 6,738,941

               (ii) shared power to vote or to direct the vote:

                    ----


                              Page 5 of 8 Pages

               (iii) sole power to dispose or to direct the disposition of:/3/

                    (1)  By First Plaza:  ----

                    (2)  By GMIMCo: 6,738,941

                    FN 3. The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Class A Common Stock and/or other securities of the Issuer in addition to those referred to in this Statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of the trustees and the investment managers is subject to authorization of GMIMCo). The Reporting Persons do not have or share voting power or investment power over any Additional Securities which might be held by such trusts under the Plans. No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

               (iv) shared power to dispose or to direct the disposition of:

                    ----

Item 5         Ownership of Five Percent or less of a Class:

                  Not Applicable

Item 6         Ownership of more than Five Percent on behalf of another person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
               Company:

                  Not Applicable

Item 8         Identification and Classification of Members of the Group:

                 Not Applicable


                              Page 6 of 8 Pages

Item 9         Notice of Dissolution of Group:

                 Not Applicable

Item 10        Certification:

               The certification presented in Item 10 is not required as the Reporting Persons are filing pursuant to Rule 13d-1(c) rather than Rule 13d-1(b).

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Mellon Bank, N.A., solely in its capacity as Trustee for First Plaza Group Trust (as directed by General Motors
                              Investment Management Corporation)
                              and not in its individual capacity*



                              By:  /s/ Allan M. Seaman
                                  --------------------------------------------
                                  Name:  Allan M. Seaman
                                  Title:  Associate Counsel



                              General Motors Investment Management Corporation


                              By:  /s/ Margaret M. Eisen
                                  --------------------------------------------
                                  Name:  Margaret M. Eisen
                                  Title:  Managing Director,
                                          North American Equities



February 6, 1997



     *The decision to participate in this investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


                              Page 7 of 8 Pages

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

  This will confirm the agreement by and between all the undersigned that Amendment No. 1 to the Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Class A Common Stock, par value $.01 per share, of Lexmark International Group, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    February 6, 1997

                              MELLON BANK, N.A.,
                              as Trustee for First Plaza Group Trust
                              (as directed by General Motors Investment
                              Management Corporation)*



                              By:  /s/ Allan M. Seaman
                                  -------------------------------------------
                                  Name:  Allan M. Seaman
                                  Title: Associate Counsel


                              GENERAL MOTORS INVESTMENT MANAGEMENT
                              CORPORATION


                              By:  /s/ Margaret M. Eisen
                                  ------------------------------------------
                                  Name:  Margaret M. Eisen
                                  Title: Managing Director,
                                         Domestic Equity



     *The decision to participate in this investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


                               Page 8 of 8 Pages

                                  SCHEDULE I
                                  ----------



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                       Lexmark International Group, Inc.
       ________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
       ________________________________________________________________
                        (Title of Class of Securities)


                                   529771107
                         _____________________________
                                (CUSIP Number)


Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

-----------------------                                  ---------------------
  CUSIP NO. 529771107                   13G                Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Plaza Group Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            ----

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             ----

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      8,029,941 shares
      (see Item 4(a) FN.1).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 Pages

-----------------------                                  ---------------------
  CUSIP NO. 529771107                   13G                Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Motors Investment Management Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            8,029,941 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             8,029,941 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      8,029,941 shares
      (see Item 4(a) FN.1).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 8 Pages

                                 SCHEDULE 13G
                                 ------------


Item 1(a) Name of Issuer:

                  Lexmark International Group, Inc.

       1(b)    Address of Issuer's Principal Executive Offices:

                  55 Railroad Avenue
                  Greenwich, Connecticut  06836


Item 2(a) Name of Person Filing:

               This Statement is filed on behalf of:

                  (1)  First Plaza Group Trust ("First Plaza"); and

                  (2)  General Motors Investment Management Corporation
                       ("GMIMCo")

                  First Plaza and GMIMCo are referred to herein collectively as the "Reporting Persons". A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.


       2(b)    Address of Principal Business Office or, if none,
               Residence:

                  (1)  c/o Mellon Bank, N.A.
                       One Mellon Bank Center
                       Pittsburgh, Pennsylvania  15258

                  (2)  767 Fifth Avenue
                       New York, New York  10153

      2(c)  Citizenship:

                  (1)  New York

                  (2)  Delaware

       2(d)    Title of Class of Securities:

                  Class A Common Stock

       2(e)    CUSIP Number:

                  529771107


                               Page 4 of 8 Pages

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                  The Reporting Persons are not filing in any of the capacities listed in Item 3; rather, the Reporting Persons are filing pursuant to Rule 13d-1(c).


Item 4(a) Amount beneficially owned:

                  (1)  By First Plaza:  8,029,941 shares

                  (2)  By GMIMCo:  8,029,941 shares/1/

                  FN 1. First Plaza is a group trust formed pursuant to the laws of the State of New York and the United States of America under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries (the "Plans") and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as First Plaza's investment manager with respect to these shares and in that capacity it has the sole power to direct Mellon Bank, N.A., as the Trustee for First Plaza (the "Trustee"), as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

       4(b)    Percent of Class:

                  (1)  11.4%

                  (2)  11.4%/1/

    4(c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:/2/

                  (1)  By First Plaza:  ----

                  (2)  By GMIMCo:  8,029,941

               (ii) shared power to vote or to direct the vote:

                    ----


                               Page 5 of 8 Pages

               (iii) sole power to dispose or to direct the disposition of:/2/

                    (1)  By First Plaza:  ----

                    (2)  By GMIMCo:  8,029,941

                    FN 2. The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Class A Common Stock and/or other securities of the Issuer in addition to those referred to in this Statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of the trustees and the investment managers is subject to authorization of GMIMCo). The Reporting Persons do not have or share voting power or investment power over any Additional Securities which might be held by such trusts under the Plans. No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

               (iv) shared power to dispose or to direct the disposition of:

                    ----

Item 5         Ownership of Five Percent or less of a Class:

                  Not Applicable

Item 6         Ownership of more than Five Percent on behalf of another person:

               The Finance Committee of the Board of Directors of GM as the named fiduciary of the Plans has the authority to direct that payments be made from one or more of the trusts under the Plans (which may include dividends from or proceeds from the sale of share of Class A Common Stock) to other trusts under the Plans and to other persons.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
               Company:

                  Not Applicable

Item 8         Identification and Classification of Members of the Group:

                 Not Applicable


                               Page 6 of 8 Pages

Item 9         Notice of Dissolution of Group:

                  Not Applicable

Item 10        Certification:

               The certification presented in Item 10 is not required as the Reporting Persons are filing pursuant to Rule 13d-1(c) rather than Rule 13d-1(b).

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Mellon Bank, N.A., solely in its capacity as Trustee for First Plaza Group Trust (as directed by General Motors
                              Investment Management Corporation)
                              and not in its individual capacity*



                              By:  /s/ Allan M. Seaman
                                  --------------------------------------------
                                  Name:  Allan M. Seaman
                                  Title: Associate Counsel



                              General Motors Investment Management Corporation


                              By:  /s/ Margaret M. Eisen
                                  --------------------------------------------
                                  Name:  Margaret M. Eisen
                                  Title: Managing Director,
                                         Domestic Equity



February 12, 1996



     *The decision to participate in this investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


                               Page 7 of 8 Pages

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

  This will confirm the agreement by and between all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Class A Common Stock, par value $.01 per share, of Lexmark International Group, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    February 12, 1996

                              MELLON BANK, N.A.,
                              as Trustee for First Plaza Group Trust
                              (as directed by General Motors Investment
                              Management Corporation)*



                              By:  /s/ Allan M. Seaman
                                  ----------------------------------------
                                  Name:  Allan M. Seaman
                                  Title: Associate Counsel


                              GENERAL MOTORS INVESTMENT MANAGEMENT
                              CORPORATION


                              By:  /s/ Margaret M. Eisen
                                  ----------------------------------------
                                  Name:  Margaret M. Eisen
                                  Title: Managing Director,
                                         Domestic Equity



     *The decision to participate in this investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


                               Page 8 of 8 Pages